Exhibit 99.1

NICE Actimize Announces ENGAGE LIVE, the Industry’s Largest
Virtual Financial Crime Event Featuring Three Keynotes by Renowned Global Talent

Financial services subject matter experts will provide exclusive insights on addressing digital acceleration with advanced AI, intelligent data and more in the fight against financial crime

Hoboken, N.J., June 2, 2021 – NICE Actimize, a business of NICE (Nasdaq: NICE) Hoboken, N.J., June 2, 2021 – NICE Actimize, a business of NICE (Nasdaq: NICE) today launched ENGAGE LIVE, the financial crime industry’s largest virtual customer event of the year. Featuring an agenda packed with transformative ideas, strategies and insights across six tracks and 36 sessions, ENGAGE LIVE is designed to inform and inspire financial crime risk professionals at every level. To be held on June 9-10, more than 1,000 industry peers will join this complimentary event and participate in its informative sessions, cutting-edge demo stations, live video chats with NICE Actimize experts, exciting keynotes and networking opportunities.

ENGAGE LIVE covers the widest range of topics related to financial crime risk management, with tracks dedicated to anti-money laundering, enterprise fraud and authentication management, financial markets compliance, case management and technology and more. Click here to learn more and to register for this industry-leading financial crime event.

Three outstanding keynote speakers will appear at ENGAGE LIVE, sharing their personal perspectives on their success and fascinating careers. Knocking the first day of ENGAGE LIVE right out of the park will be the renowned Derek Jeter, Miami Marlins CEO, Entrepreneur, Philanthropist and National Baseball Hall of Fame Inductee. As a player, he served his entire 20-year career with the New York Yankees, and emerged a 14-time baseball All Star and a 5-time World Series champion. He was elected to the Baseball Hall of Fame in his first year of eligibility in 2020, and will officially be inducted into the Hall of Fame this coming July.

Speaking to the ENGAGE LIVE audience on June 10, is Brian Krebs, leading cybercrime journalist and New York Times best-selling author. Krebs, a seasoned investigative journalist, has dedicated his career to uncovering a particularly dark corner of the Internet and is widely recognized by security experts and criminals alike as the preeminent authority on cybercriminal syndicates and their tools. On his popular security blog, KrebsOnSecurity.com, he exposes information that can’t be found anywhere else, shedding light on the digital underground and dangerous activities of profit-seeking cybercriminals. Formerly with The Washington Post, Krebs is probably best known for breaking stories on high-profile data breaches. Krebs has been featured on leading media outlets, including 60 Minutes, CNN, FOX, ABC News, and in the Wall Street Journal, Forbes, and Bloomberg's BusinessWeek.

On June 10, Robert Mazur, one of the world’s leading authorities on money laundering techniques and author of “The Infiltrator”, a memoir about his undercover life as a high level money launderer, will wrap up ENGAGE LIVE with a “fireside chat” Q&A. Mazur’s accomplishments include a highly successful 27-year career as a U.S. federal agent and 17 years of private sector work as an expert witness, consultant and investigator for both defense counsel and governments. The only undercover agent in the world to have infiltrated so deeply into the inner circle of financial crime, he’s seen how the system works from the inside.

Craig Costigan, CEO, NICE Actimize, Craig Costigan, CEO, NICE Actimize, said, “With the rise in digital acceleration and ever-evolving financial crime threats, the industry has had to adapt quickly. ENGAGE LIVE will offer important insights and strategies to attacking these challenges, bringing value to our customers looking to integrate the latest innovations in sophisticated AI, advanced analytics, and data intelligence into their operations. We look forward to welcoming everyone to the financial crime industry’s largest virtual customer event.”

For further information on the NICE Actimize ENGAGE LIVE and its agenda, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note:
NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.